December 26, 2007

Mr. Ben Phippen, Reviewing Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C 20549

RE: University Bancorp, Inc.

File No. 000-16023

Dear Mr Phippen:

Pursuant to questions and comments raised in your December 11, 2007 letter, following this cover letter are responses to your issues related to the Company’s Form 10-KSB for 2006 and Forms 10-QSB for March 31 and June 30, 2007.

The following exhibits pertain to Form- 10-KSB/A for December 31, 2006

Exhibit 1. - Note 1. Summary of Significant Accounting Policies

Exhibit 2. - Mortgage Banking and Islamic Banking

Exhibit 3. - Note 4 Accounts Receivable

Exhibit 4 - Segment Reporting

Exhibit 5. - Allowance for Loan Losses

Exhibit 6. - Item 8A. Controls and Procedures

Exhibit 7 - Section 302 Certification

The following exhibits pertain to Form- 10-QSB for March 31, 2007

Exhibit 8 - Segment Reporting

Exhibit 9. -	Item 2 Summary

Exhibit 10. - Allowance for Loan Losses

Exhibit 11. - Item 3 Controls and Procedures

Exhibit 12 - Section 302 Certification

The following exhibits pertain to Form- 10-QSB for June 30, 2007

Exhibit 13 - Segment Reporting

Exhibit 14. - Item 2 Summary

Exhibit 15. - Allowance for Loan Losses

Exhibit 16. - Item 3 Controls and Procedures

Exhibit 17 - Section 302 Certification

Please let me know if these responses fully address your issues.

Sincerely,

/s/Nicholas K. Fortson

Nicholas K. Fortson

Chief Financial Officer

University Bancorp, Inc.

Exhibit 1

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Consolidate Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

1. Summary of significant accounting policies

UIFC is engaged in Islamic Banking and was formed on December 30, 2005. Its current products, which comply with Islamic (Sharia’a) law, are FDIC-insured deposits and home financings (as agent for the Bank), mutual funds (as agent for a third-party fund distribution company) and home financings (as principal for its own account). The Sharia’a compliant products are offered to service the large number of Muslim customers in general area of the Company.

There are two distinct home financing products offered, the ijara and the murabaha.

Under the ijara method a single-asset trust is established by or on behalf of the originator (Bank/UIFC), as settlor, naming a special purpose entity as the trustee. The trust is subject to the terms of the written indenture designed for this specific purpose which is used generically for all financings in the redeemable lease (Ijara) program. The funds necessary to acquire the real property are deposited into the trust by the originator, as settlor, and used to fund the purchase of the property. The trust then enters into a combination lease/contract-for-deed agreement with the lessee/purchaser. The settlor is the initial beneficiary of the trust, but the beneficial interest in the payment stream arising from the trust is assignable to third parties. The power to remove and appoint trustees is granted to the beneficiary and the beneficiary has the power to direct the trustee with respect to foreclosure of the property. These rights are assignable with the payment stream.

The terms of the lease and contract-for-deed agreements, in combination, result in a payment stream and cost of the real property that are functionally equivalent to secured real estate lending for both the lessee/purchaser and the Company. The lease payment under the lease agreement is similar to an interest payment under a conventional mortgage. The contract-for-deed payments resemble a principal payment under a conventional mortgage.

The redeemable lease arrangement is treated as financing rather than leasing under Generally Accepted Accounting Principles. A lease that transfers substantially all of the benefits and risks incident to the ownership of property should be accounted for as the acquisition of an asset by the lessee and as a financing by the lessor. Under Financial Accounting Standards No 13, a lease would generally be accounted for as a financing if:

1.	The underlying property is transferred to the lessee at the end of the lease, or

2.	The lease contains a bargain purchase that is reasonably assured of being exercised, and
3.	It is reasonably certain that the lease payments will be collected and
4.	No uncertainties surround the amount of un-reimburseable costs yet to be incurred by the lessor under the lease.

Accordingly, the Company’s consolidated accounting for this product is essentially the same as a conventional mortgage product. To reflect the legal substance of the Ijara transactions the Company’s uses the balance sheet account title Loans and financings, instead of a typical title of Loans. In the statement of operations, interest and fees on loans is modified to state interest and fees on loans and financing income.

The second form of home financing is the murabaha. This form of financing is similar to an installment sale contract. As agent for the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the bank buys a home selected by a customer and then resells it to the customer, at a selling price higher than the purchase price. The difference between the bank’s purchase price and the selling price is the profit that the ultimate holder (Freddie Mac) of the installment contract will accrete into income over the life of the contract. After, the contract is executed by the Bank and the customer, Freddie Mac reimburses the Bank for its outlay of cash to purchase the home and pays the Bank a fee for originating the transaction. The customer pays Freddie Mac for the home that was purchased on an installment basis, as per an agreed repayment schedule.

In accordance with Generally Accepted Accounting Principles, the installment contracts are recorded at the lower of cost or market on the Company’s balance sheet for the short period of time that they are held before settlement with Freddie Mac. The installment contracts are sold with servicing retained. Thus, the value of the installment contract and value of the servicing is determined to calculate any gain of loss on the sale of the underlying installment contract.

On the liability side of the balance sheet, the Bank offers FDIC–insured deposits that are compliant with Sharia’a. These deposits are specifically invested in Sharia’a compliment investments such as, but not limited to, the ijara. Sharia’a compliant savings, money markets and certificates of deposit pay out earnings that are derived specifically from the revenues from the Sharia’a compliant investments net of certain expenses. In compliance with the FDIC definition of a deposit, balances in these account like all deposit accounts are FDIC insured up to $100,000. The sharing of earnings paid out to the depositors holding these accounts can fluctuate with the net earnings of the ijara portfolio and or other Sharia’a compliant investments. The earnings paid to the depositors are accounted for as an expense. This expense is analogous to interest expense paid on deposits in conventional finance.

Exhibit 2

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Part 1

Item 1 - Business

Mortgage Banking and Islamic Banking

Mortgage Banking and Islamic Banking

Islamic Banking. Competition for Islamic financing products is less intense than for traditional mortgage products as products cannot be successfully offered to the market without recognition from leading Sharia'a (Islamic Law) scholars. In addition, documents must be created and customized for each state that an originator intends to offer products in. The primary competition in Islamic home finance is from Guidance Financial, a mortgage banking firm based in Reston, Virginia, and Devon Bank, a community bank based in Chicago, Illinois. Currently, we offer Islamic home financing products in Michigan only, but our business plan in 2007 contemplates expansion of this product nationwide. A description of the company’s products that comply with Islamic Law, specifically FDIC –insured deposits and home financings, are discussed in Note 1. Summary of Significant Accounting Polices.

Exhibit 3

10-KSB for the year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 4. Accounts Receivable, page 50

Company Response:

The following is a revision of Note 2. The revision itemizes the balance in accounts receivable:

		2006	2005
Stock subscription receivable from sale of stock in University Islamic Financial Corporation	$		$1,500,000
Lease termination receivable			800,000
Receivable from the sale of asset			200,000
Other		253,866	85,524
Total		$253,866	$2,585,524

Exhibit 4

10-KSB for the year ended December 31, 2006

Notes to Consolidated Financial Statements

18. Segment reporting

The Company's operations include three primary segments: retail banking mortgage banking, and holding company. Through its banking subsidiary's branch in Ann Arbor, the Company provides traditional community banking services such as accepting deposits, making loans, and providing cash management services to individuals and local businesses. Mortgage banking activities includes servicing of residential mortgage loans for others (See Note 2). The holding company manages the affairs of the bank holding company corporate office.

The Company's three reportable segments are strategic business units that are separately managed as they offer different products and services and have different marketing strategies. In addition, the mortgage banking segment services a different customer base from that of the retail banking segment.

The segment financial information provided below has been derived from the internal profitability reporting system used by management to monitor and manage the financial performance of the Company. The accounting policies of the two segments are the same as those described in the summary of significant accounting policies. The
Company evaluates segment performance based on profit or loss before income taxes, not including nonrecurring gains and losses. Certain
indirect	expenses have been allocated	based on actual volume
measurements and other criteria, as appropriate. The Company accounts for transactions between segments at current market prices. Segment profit is measured before allocation of corporate overhead and income tax expense. Information about reportable segments for the years ended
December 31, 2006 and 2005 follows:

(in thous)

2006	Retail	Mortgage	Holding Company	Eliminations
	Banking	Banking			Totals
Interest income	$4,010	$65		($22)	$4,053
Gain (loss) on the sale of mortgage loans	0	100		-	100
Other non-interest income	774	4,313	24	-743	4,368
Interest expense	1,896	115		-717	1,294
Provision for loan losses	153	0		-	153
Salaries and benefits	1,630	1,813		-	3,443
Occupancy, net	381	144		-	525
Other operating expense	1,674	1,392	375	87	3,528
Income (loss) before tax expense	-951	1,015	-351	-135	-422

Income tax (benefit) expense	-17	349		-352	(20)
Segment profit (loss)	(934)	666	(351)	217	(402)
Segment assets	83,361	3,905	5	-	87,272
Capital expenditures	173	102		-	275
Depreciation	243	139		-	382
Amortization	-15	254		-	239

2005	Retail	Mortgage	Holding	Eliminations
	Banking	Banking	Company		Totals
Interest income	$3,266	$42		-35	$3,273
Gain (loss) on the sale of	-6	315		0	$309
mortgage loans					$0
Other non-interest income	2,606	3,164	42	-229	$5,583
Interest expense	1,134	35		-216	$953
Provision for loan losses	17	0		0	$17
Salaries and benefits	1,441	1,560		0	$3,001
Occupancy, net	357	154		6	$517
Other operating expense	1,557	1,125	96	9	$2,787
Income before tax expense	1,360	646	-54	-63	1,889
Income tax (benefit) expense	-100	220		-220	($100)
Segment profit	1,460	426	-54	157	$1,989
Segment assets	61,910	2,625	5	-	$64,540
Capital expenditures	2,177	107		-	$2,284
Depreciation	172	166		-	$338
Amortization	3	135		-	$138

Exhibit 5

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 6. - Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES ($ amounts in thousands)

	2006	2005
Balance at beginning of the period	$349	$353
Charge offs - Domestic:
Commercial loans	43	23
Real estate mortgages	-	11
Installment loans	-
Subtotal	43	34

Recoveries - Domestic:
Commercial loans	6	12
Real estate mortgages	-	-
Installment loans	1	1
Subtotal	7	13

Net charge offs	36	21

Provision for loan losses	153	17

Balance at end of period	466	349
Ratio of net charge offs duringperiod to average loans outstanding during period	.07%	.05%

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES ($ amounts in thousands)

	Allocated portion of		Percentage of loans
	allowance		in each category to
	at December 31		total loans
	2006	2005	2006	2005
Loan category:
Domestic:
Commercial loans	274	69	33.44%	32.28%
Real estate mortgages	97	136	63.04%	64.00%
Installment loans	19	22	3.53%	3.72%
Allocated for economic factors	76	122	N/A	N/A
	466	349	100.00%	100.00%

	At December 31, 2006		At December 31, 2005
Total loans (1)	$50,927,197		$45,652,326
Reserve for loan losses	$465,992		$349,416
Reserve/Loans %	0.92%		0.76%
(1) Excludes loans held for sale.

The Bank's overall loan portfolio is geographically concentrated in Ann Arbor and the future performance of these loans is dependent upon the performance of relatively limited geographical areas. As a result of the weak Michigan economy and recent negative developments in the Ann Arbor area economy (see "Risk Factors" above), the Bank's future loss ratios may exceed historical loss ratios.

Management believes that the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio, although the ultimate adequacy of the allowance for loan losses is dependent upon future economic factors beyond our control. A downturn in the general nationwide economy will tend to aggravate, for example, the problems of local loan customers currently facing some difficulties. A general nationwide business expansion could result in fewer loan customers being unable to repay their loans.

The Bank had approximately $15 million of Islamic financings on its books at December 31, 2006. The allowance for loan losses for Islamic financing is determined under the same procedures and standards as for regular residential real estate loans.   The portion of the allowance for loan losses allocated to Islamic loans is $43,270.

On the liability side of the balance sheet, the Bank offers FDIC–insured deposits that are compliant with Islamic Law. These deposits, by agreement, are specifically invested in the Islamic financings. The Islamic savings, money markets and certificates of deposit pay out earnings that are derived specifically from the revenues from the Islamic financings net of certain expenses. In essence, a portion of the net earnings from the Islamic financings are allocated to the depositors and to the Company in accordance with the agreement. Thus the depositor’s earnings can fluctuate with the fluctuation of the net revenues from the Islamic financing.   If the underlying portfolio of assets is not profitable, the Bank may elect reduce the overall profit sharing with the depositors or not distribute any profit sharing at all. While the loss sharing characteristics related to the Islamic deposits would tend to lower the required amount of allowance for Islamic financings, management has opted to retain the same level of required reserves for Islamic financings as for comparable mortgage loans.

Exhibit 6

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 8A. Controls and Procedures

ITEM 8A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures.

a)	Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the operation of these disclosure controls and procedures were not effective. The nature of the material weaknesses are as follows:

1.

Material post closing audit adjustments. After the first draft of the Form 10KSB, management and the auditors discovered adjustments to the financial statements. The adjustments were discovered in the audit and review of the financial statements of the various subsidiaries of the company. The financial statements could be misleading to a reader if the adjustments were not made.

2.	Non-timely filing of certain SEC reports including Form 10KSB for 2006.
3.	Amendment to Form 10KSB for 2006 due to edgarization errors.

b)	Changes in Internal Controls.

There were no significant changes in the Company's internal controls over financial reporting during the fourth quarter of the fiscal year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. However, management intends to implement the changes described below. The Company has recorded material post closing audit adjustments to the consolidated financial statements. In addition, the Company has not timely filed certain SEC reports, including the Form 10-K for 2006 with the Securities Exchange Commission (SEC) within the required due dates. The above items, under Section 404 of the Sarbanes Oxley Act of 2002, constitute significant deficiencies and collectively material weaknesses in internal controls over financial reporting. The Company seeks to implement a short and long-term correction of these internal control deficiencies and believes it can make progress toward correction of these matters. Corrections include better coordination with accounting staff preparing records for subsidiaries, and a more thorough review of the financial statements of subsidiaries. The Bank cashier and Chief executive officer will ensure that the corrections are made on a timely basis.

Exhibit 7

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Exhibits 31.1 and 31.2

Section 302 Certification

Exhibit 31.1

Section 302 CERTIFICATION

I, Stephen L. Ranzini, certify that:

1.	I have reviewed this annual report on Form10-KSB/A of University Bancorp, Inc;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer and I are responsible for establishing for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions after the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

5. The small business issuers other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: December 26,2007

/s/Stephen L. Ranzini

Stephen L. Ranzini

Chief Financial Officer

Exhibit 31.2

Section 302 CERTIFICATION

I, Nicholas K. Fortson, certify that:

1.	I have reviewed this annual report on Form10-KSB/A of University Bancorp, Inc;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions after the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

5. The small business issuers other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: December 26,2007

/s/Nicholas K. Fortson

Nicholas K. Fortson

Chief Financial Officer

Exhibit 8

Form 10-QSB for the Quarter Ended March 31, 2007

Segment Reporting

(4) Segment Reporting

The following table summarizes the pre-tax net income (loss) of each profit center of the Company for the three months ended March 31, 2007 and 2006 (in thousands):

	2007	2006

Community and Islamic Banking	$ 4	$ (47)
Midwest Loan Services	171	76
Corporate Office	(15)	(14)
Total	$ 160	$ 15

The reportable segments are activities that fall under the corporate offices(i.e. holding company), bank operations, and the mortgage servicing operations located at Midwest Loan Services,Inc. Activities included in the banking activity are conventional banking,Islamic banking, and an insurance agency.

Total assets for each reportable segment as of March 30, 2007 (in thousands):

Community Banking	$84,989
Midwest Loan Services	4,647
Corporate Office	27
Total	$89,663

Total assets for each reportable segment as of December 31, 2006 (in thousands):

Community Banking	$83,362
Midwest Loan Services	3,905
Corporate Office	5
Total	$87,272

Exhibit 9

Form 10-QSB for the Quarter Ended March 31, 2007

Item 2 Summary

SUMMARY

Net income for the Company for the three month period ended March 31, 2007 was $160,481 as compared to $14,687 for the same period last year. Community Banking reported a net profit of $4,000 during the current year’s first quarter, an improvement over a net loss of $47,000 for the same period in 2006. The Bank’s subsidiary, Midwest Loan Services Inc., reported net income of $171,000 for the first quarter of 2007 as compared to net income of $76,000 for the same period in 2006. Income at Midwest was positively impacted in 2007 by an increase in the number of loans serviced.

Exhibit 10

Form 10-QSB for the Quarter Ended March 31, 2007

Allowance for Loan Losses

Allowance for Loan Losses

The allowance for loan losses is determined based on management estimates of the amount required for losses inherent in the portfolio. These estimates are based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. The provision to the allowance for loan losses was $22,263 for the three month period ended March 31, 2007 and $20,000 for the same period in 2006.  Net charge-offs totaled $22,409 for the three month period ended March 31, 2007 as compared to net recoveries of $2,974 for the same period in 2006.  Illustrated below is the activity within the allowance for the three month period ended March 31, 2007 and 2006, respectively.

	2007	2006
Balance, January 1	$ 465,992	$ 349,416
Provision for loan losses	22,263	20,000
Loan charge-offs	(22,866)	(1,334)
Recoveries	457	4,308
Balance, March 31	$ 465,846	$ 372,390

	At March 31, 2007	At December 31, 2006
Total loans & financings(1)	$54,152,940	$ 50,927,197
Reserve for loan losses	$ 465,846	$ 465,992
Reserve/Loans % (1)	0.86%	0.92%

The Bank had approximately $16 million of Islamic financings on its books at March 31, 2007. The allowance for loan losses for Islamic financing is determined under the same procedures and standards as for regular residential real estate loans.   The portion of the allowance for loan losses allocated to Islamic loans is $46,802.

On the liability side of the balance sheet, the Bank offers FDIC–insured deposits that are compliant with Islamic Law. These deposits, by agreement, are specifically invested in the Islamic financings. The Islamic savings, money markets and certificates of deposit pay out earnings that are derived specifically from the revenues from the Islamic financings net of certain expenses. In essence, a portion of the net earnings from the Islamic financings are allocated to the depositors and to the Company in accordance with the agreement. Thus the depositor’s earnings can fluctuate with the fluctuation of the net revenues from the Islamic financing.   If the underlying portfolio of assets is not profitable, the Bank may elect to reduce the overall profit sharing with the depositors or not distribute any profit sharing at all. While the loss sharing characteristics related to the Islamic deposits would tend to lower the required amount of allowance for Islamic financings, management has opted to retain the same level of required reserves for Islamic financings as for comparable mortgage loans.

Exhibit 11

Form 10-QSB for the Quarter Ended March 31, 2007

Item 3.

ITEM 3.	CONTROLS AND PROCEDURES
(a)	Evaluation of Disclosure Controls and Procedures.

Disclosure controls are procedures that are designed with an objective of ensuring that information required to be disclosed in our company’s periodic reports filed with the Securities and Exchange Commission, such as this report on Form 10-QSB, is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission. Disclosure controls also are designed with an objective of ensuring that such information is accumulated and communicated to our company’s management, including our chief executive officer and chief financial officer, in order to allow timely consideration regarding required disclosures

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the operation of these disclosure controls and procedures were not effective because of the following weaknesses.

After the first draft of the Form 10-KSB for 2006 and the March 31, 2007 Form 10-QSB, management and the auditors discovered adjustments to the financial statements. The adjustments were discovered in the audit and review of the financial statements of the various subsidiaries of the company. The failure to initially book certain transactions for the initial draft of the financial statements resulted from various staff changes occurring at critical points in the in the reporting cycle. The new staff failed to book certain transactions, which included certain accruals and reclassifications. Management failed to isolate those errors on a timely basis.

The Form 10KSB was amended after the original filing due to typographical errors in the original filings. These typographical errors resulted from an SEC edgarization process that resulted in significant manual adjustments to get the SEC compliant document to appear like the original Word Document.

Collectively, the adjustments were required to fairly present the financial statements. Management changed the disclosure controls and procedures to ensure that consolidated financial statements reflect accruals from all subsidiaries and all standard reclassifications are made.

The above items, under Section 404 of the Sarbanes Oxley Act of 2002, constitute significant deficiencies and material weaknesses in internal controls over financial reporting.

(b)	Changes in Internal Controls.

There were no significant changes in the Company's internal controls over financial reporting during the first quarter of the fiscal year ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management intends that the new staff members will assist in eliminating the control deficiencies noted at December 31, 2006 and March 31, 2007. Additionally, the Company seeks to implement a short and long-term correction of these internal control deficiencies and believes it can make progress toward correction of these matters. These plans include multiple review of the financial statements and notes by experienced staff members and implementation of a new SEC edgarization process. Management will change the disclosure controls and procedures to ensure that consolidated financial statements reflect accruals from all subsidiaries and all standard reclassifications are made.

Exhibit 12

Form 10-KSB for the Quarter Ended March 31, 2006

Exhibits 31.1 and 31.2

Section 302 Certification

Exhibit 31.1

10-QSB 302 CERTIFICATION

I, Stephen Lange Ranzini, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB/A of University Bancorp, Inc;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer(s) and I are responsible for establishing for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

5.

The small business issuers other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 26,2007	/s/Stephen Lange Ranzini
Stephen Lange Ranzini

President and Chief Executive Officer

Exhibit 31.2

10-QSB 302 CERTIFICATION

I, Nicholas K. Fortson, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB/A of University Bancorp, Inc;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer(s) and I are responsible for establishing for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

5.

The small business issuers other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 21,2007	/s/ Nicholas Fortson
Nicholas E. Fortson
Chief Financial Officer

Exhibit 13

Form 10-QSB for the Quarter Ended June 30, 2007

Segment Reporting

(4) Segment Reporting

Pre-tax income (loss) summary after minority interest for the three and six-months ended June 30, 2007 (in thousands):

	Three-Months	Six-Months
Community Banking	$ (266)	$ (262)
Midwest Loan Services	1,193	1,364
Corporate Office	(22)	(37)
Total	$ 905	$ 1,065

Pre-tax income (loss) summary after minority interest for the three and six-months ended June 30, 2006 (in thousands):

	Three-Months	Six-Months
Community Banking	$ (130)	$ (166)
Midwest Loan Services	184	249
Corporate Office	(283)	(297)
Total	$ (229)	$ (214)

The reportable segments are activities that fall under the Corporate Offices(ie holding company), Bank operations and the mortgage servicing operations located at Midwest Loan Services,Inc. Included in the banking activity are conventional banking and Islamic banking, and a small insurance agency.

Total assets for each reportable segment as of June 30, 2007 (in thousands):

Community Banking	$81,021
Midwest Loan Services	5,803
Corporate Office	17
Total	$86,841

Total assets for each reportable segment as of December 31, 2006 (in thousands):

Community Banking	$83,362
Midwest Loan Services	3,905
Corporate Office	5
Total	$87,272

Exhibit 14

Form 10-QSB for the Quarter Ended June 30, 2007

Item 2 Summary

SUMMARY

Net income for the Company for the six-month period ended June 30, 2007 was $1,065,032 as compared to a loss of $214,266 for the same period last year. The Bank’s subsidiary, Midwest Loan Services Inc., reported net income of $1,193,000 for the second quarter of 2007 as compared to net income of $184,000 for the same period in 2006. Income at Midwest was positively impacted in 2007 by a one time termination fee related to a sub-servicing contract severed in a previous period. The revenue was recognized in the current period as various uncertainties over the termination fee have been lifted. Community Banking reported a pre-tax net loss of $266,000 during the current year’s second quarter, an increase in loss over a pre-tax net loss of $130,000 for the same period in 2006.

Exhibit 15

Form 10-QSB for the Quarter Ended June 30, 2007

Allowance for Loan Losses

Allowance for Loan Losses

The allowance for loan losses is determined based on management estimates of the amount required for losses inherent in the portfolio. These estimates are based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. The provision to the allowance for loan losses was $75,852 for the six-month period ended June 30, 2007 and $48,984 for the same period in 2006. Net charge-offs totaled $22,224 for the six month period ended June 30, 2007 as compared to net recoveries of $3,814 for the same period in 2006. Illustrated below is the activity within the allowance for the three month period ended June 30, 2007 and 2006, respectively.

Balance, January 1	2007	2006
Provision for loan losses	$465,992	$349,416
Loan charge-offs	75,852	48,984
Recoveries	(23,596)	(2,112)
Balance, June 30	1,372	5,926
Balance, January 1	$519,620	$402,214

	At June 30, 2007	At December 31, 2006
Total loans & financings(1)	$55,794,914	$50,927,197
Reserve for loan losses	$ 519,620	$ 465,992
Reserve/Loans % (1)	0.93%	0.92%

The Bank had approximately $18 million of Islamic financings on its books at June 30, 2007. The allowance for loan losses for Islamic financing is determined under the same procedures and standards as for regular residential real estate loans.   The portion of the allowance for loan losses allocated to Islamic loans is $43,900.

On the liability side of the balance sheet, the Bank offers FDIC–insured deposits that are compliant with Islamic Law. These deposits, by agreement, are specifically invested in the Islamic financings. The Islamic savings, money markets and certificates of deposit pay out earnings that are derived specifically from the revenues from the Islamic financings net of certain expenses. In essence, a portion of the net earnings from the Islamic financings are allocated to the depositors and to the Company in accordance with the agreement. Thus the depositor’s earnings can fluctuate with the fluctuation of the net revenues from the Islamic financing.   If the underlying portfolio of assets is not profitable, the Bank may elect reduce the overall profit sharing with the depositors or not distribute any profit sharing at all. While the loss sharing characteristics related to the Islamic deposits would tend to lower the required amount of allowance for Islamic financings, management has opted to retain the same level of required reserves for Islamic financings as for comparable mortgage loans.

Exhibit 16

Form 10-QSB for the Quarter Ended June 30, 2007

Item 3.

ITEM 3.	CONTROLS AND PROCEDURES
(a)	Evaluation of Disclosure Controls and Procedures.

Disclosure controls are procedures that are designed with an objective of ensuring that information required to be disclosed in our company’s periodic reports filed with the Securities and Exchange Commission, such as this report on Form 10-QSB, is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission. Disclosure controls also are designed with an objective of ensuring that such information is accumulated and communicated to our company’s management, including our chief executive officer and chief financial officer, in order to allow timely consideration regarding required disclosures

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the operation of these disclosure controls and procedures were not effective because of the following weaknesses noted below.

At December 31, 2006 and the first two quarters of 2008, there were material weaknesses in the SEC reporting. After the first draft of the Form 10KSB for 2006 and the March 31, 2007 Form 10QSB, management and the auditors discovered adjustments to the financial statements. The adjustments were discovered in the audit and review of the financial statements of the various subsidiaries of the company. The failure to initially book certain transactions for the initial draft of the financial statements resulted from various staff changes occurring at critical points in the in the reporting cycle. The new staff failed to book certain transactions, which included certain accruals, reclassifications. The Form 10KSB was amended after the original filing due to typographical errors in the original filings. These typographical errors resulted from an SEC edgarization process that resulted in significant manual adjustments to get the SEC compliant document to appear like the original Word Document.

At June 30, 2007, the material weaknesses were cut down to one reclassification and timely filing of the SEC document. The edgarization process was greatly improved and did not require any substantial manually intervention to prepare the Form 10QSB into an SEC compliant document.

The above items, under Section 404 of the Sarbanes Oxley Act of 2002, constitute significant deficiencies and material weaknesses in internal controls over financial reporting.

(b)	Changes in Internal Controls.

During the second quarter of 2007, specific steps to remediate the material weaknesses were implemented by the Bank Cashier and Chief Executive Officer. They include a thorough review of the financial statements prior to submission to the auditors. The review was performed by multiple parties. Experienced staff members were hired to assist in the monitoring of disclosure controls and procedures.

Additionally, the Company also implemented a new edgarization process that eliminates substantial manual intervention to conform the Form 10-QSB Word document into an SEC compliant document.

Exhibit 17

Form 10-KSB for the Quarter Ended June 30, 2006

Exhibits 31.1 and 31.2

Section 302 Certification

Exhibit 31.1

10-QSB 302 CERTIFICATION

I, Stephen Lange Ranzini, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB/A of University Bancorp, Inc;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer(s) and I are responsible for establishing for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

5.

The small business issuers other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 26, 2007	/s/Stephen Lange Ranzini
Stephen Lange Ranzini

President and Chief Executive Officer

Exhibit 31.2

10-QSB 302 CERTIFICATION

I, Nicholas K. Fortson, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB/A of University Bancorp, Inc;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer(s) and I are responsible for establishing for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

5.

The small business issuers other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 26,2007	/s/ Nicholas Fortson
Nicholas E. Fortson
Chief Financial Officer